[redacted]

02021857

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45314

MAR 19 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN. 1, 2001 (MM/DD/YY) AND ENDING DEC. 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New name: Global Access Securities Inc

KUKJE INVESTMENT & SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3450 WILSHIRE BLVD., #608
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DR. YOJIN JUNG 213) 387-8020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIM, YOON HAN
(Name — *if individual, state last, first, middle name*)

3200 WILSHIRE BLVD., #510 (Address) LOS ANGELES (City) CALIFORNIA (State) 90010 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays ...

California
Los Angeles

OATH OR AFFIRMATION

I, YOJIN JUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUKJE INVESTMENT & SECURITIES, INC., as of DEC. 31, 2001, ~~19~~___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

JUDY A. LAYLAND
Comm. # 1326139
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 18, 2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUKJE INVESTMENT & SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

YOON HAN KIM

CERTIFIED PUBLIC ACCOUNTANT

3200 Wilshire Boulevard, North Tower, Suite 510 • Los Angeles, California 90010
TEL : (213) 385-6888 • FAX : (213) 385-6399

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Kukje Investment & Securities, Inc.

I have audited the accompanying balance sheet of Kukje Investment & Securities, Inc. as of December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believed that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kukje Investment & Securities, Inc. as of December 31, 2001, and the result of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purposes of additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

YOON HAN KIM
CERTIFIED PUBLIC ACCOUNTANT

Los Angeles, California
March 8, 2002

KUKJE INVESTMENT & SECURITIES. INC.

BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets:		
Deposit to clearing house (Note 2)	$36,854	
Accounts receivable	3,969	
Receivable from Stockholder (Note 3)	38,455	
Total current assets		$79,278
Property and Equipment, at cost, net of Accumulated Depreciation of $17,809 (Note 1)		13,893
TOTAL ASSETS		$93,171

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Bank overdraft	$12,581	
Payroll taxes payable	49,010	
Income taxes payable	1,800	
Accrued expenses	4,164	
Total current liabilities		67,555
Total liabilities		67,555
Commitments And Contingencies (Note 7)		
Stockholders' equity :		
Capital stock, $1 par value; 100,000 shares authorized, 50,00 shares issued and outstanding	$50,000	
Paid in Capital	27,901	
Accumulated Deficit	(52,285)	
Total stockholder's equity		$25,616
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$93,171

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

KUKJE INVESTMENT & SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Commission income	$340,063	
Total Income		$340,063
GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising	$3,037	
Automobile and parking	11,617	
Bank charges	3,377	
Commissions	81,090	
Depreciation and Amortization	3,025	
Dues	3,693	
Interest expense	955	
Insurance	3,760	
Office expense	4,894	
Payroll taxes	15,585	
Postage	293	
Professional fees	1,500	
Promotion	1,557	
Rent	25,000	
Taxes and Licenses	6,416	
Telephone	7,052	
Travel and Seminar	1,290	
Wages	174,943	
Total G & A Expenses		349,084
LOSS FROM OPERATION BEFORE TAXES		$(9,021)
OTHER INCOME (LOSS)		(36,048)
INCOME BEFORE TAXES		(45,069)
PROVISION FOR INCOME TAXES		800
NET INCOME (LOSS)		$(45,869)

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

KUKJE INVESTMENT & SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Paid-in Capital	Accumulated Deficit	Total
Balance: January 1, 2001	$50,000	$27,901	$(6,416)	$71,485
Net Income			(45,869)	(45,869)
Balance: December 31,2001	$50,000	$27,901	$(52,285)	$25,616

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

KUKJE INVESTMENT & SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net Income (Loss)	$(45,869)	
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation expenses	3,025	
Accrued expenses (decrease)	(4,470)	
Deposit to clearing house (decrease)	42,051	
Account receivable (decrease)	28,126	
Payroll taxes payable (increase)	23,967	
Income tax payable (increase)	594	
Cash Flows From Operating Activities		$47,424
Cash Flows From Investing Activities:		
Purchase of property	(14,821)	
Receivable from stockholder (increase)	(38,455)	
Cash Flows From Investing Activities		$(53,276)
Cash Flows From Financing Activities:		
Due to stockholder	(6,671)	
Cash Flows From Financing Activities		$(6,671)
Decrease in Cash		$(12,523)
Cash Balance - January 1, 2001		(58)
Cash Balance - December 31, 2001		$(12,581)

These financial statements are subject to comments incorporated in the Audit Report Letter and notes to financial statements which are integral parts of this report.

KUKJE INVESTMENT & SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the preparation of the accompanying financial statement follows:

- Operations:

Kukje Investment & Securities, Inc. was incorporated in California in November 8, 1992, and is a registered broker-dealer. The Company's main operations consist of retail brokerage, securities underwriting, and education on securities.

- Property and equipment:

Property and equipment are carried at cost. Depreciation for financial purpose is computed using declining-balance methods over the estimated lives of the assets.

- Revenue recognition:

Commission income and expenses are recognized on a trade date basis.

- Income taxes:

Because of a net operating loss there are no corporate income taxes except $800 to the State of California.

Note 2 - CLEARING DEPOSITS

The company maintains an interest bearing cash deposits account with a clearing organization in order to facilitate trades.

Note 3 - RECEIVABLE FROM STOCKHOLDER

The Company advanced $38,455 to the stockholder of the Company. This debt is non-interest bearing and payable upon demand.

KUKJE INVESTMENT & SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 4 - CAPITAL REQUIREMENTS

As a member of the National Association of Security Dealer (the "NASD"), the Company is subject to the net capital rule adopted by the Security and Exchange Commission (the "SEC") and administered by the NASD. The minimum net capital requirement set our in Rule 15c3-1 is $5,000. As reflected in the accompanying schedule, the Company's net capital as of December 31, 2001 was $25,616. There is no material difference existing in the reconciliation of the net capital requirement under Rule 15c3-1.

Note 5 - EXEMPTION FROM RULE 15C3-3

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one bank account, designated as "Special Account for Customers". Thus, the Company is exempt from Rule 15C3-3 under the provisions of paragraph (k) (2) (i) of that Rule.

Note 6 - OPERATING LEASES

The Company leases its facility under an operating lease expiring June 30, 2002. Lease expense for the year ended December 31, 2001 amounted to $25,000.

Future minimum lease payments are as follows:

Year ending :	
June 30, 2002	$17,912
Total	$17,912

Note 7 - COMMITMENTS AND CONTINGENCIES

The Company is involved in a lawsuit and subject to certain contingencies in the normal course of business. Management believes that the outcome of these matters will not have a material impact on the Company's financial position.

KUKJE INVESTMENT & SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2001

Net Capital		
Stockholder's Equity		$25,616
Deductions		
Non allowable assets :		
Clearing deposits in excess of requirement	$0	
Property, plant and equipment	13,893	13,893
Net Capital Requirement		
(Minimum Requirement or 5,000)		5,000

Net Capital in Excess of Net Capital Requirement		$6,723

YOON HAN KIM

CERTIFIED PUBLIC ACCOUNTANT

3200 Wilshire Boulevard, North Tower, Suite 510 • Los Angeles, California 90010
TEL : (213) 385-6888 • FAX : (213) 385-6399

Board of Directors
Kukje Investment & Securities, Inc.

I have audited and reported thereon under date of March 8, 2002 the financial statements of Kukje Investment & Securities, Inc.
As part of my audit I reviewed and tested the Respondent's systems of internal control, including the accounting system and procedures for safeguarding assets for the period since December 31, 2001 to the extent I considered necessary to evaluate as required by generally accepted auditing standards.

The objectives of internal control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss and reliability of financial records for preparing financial statements and maintaining accountability of assets. The concept of reasonable assurance recognizes that the cost should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management.

These are inherent limitations that should be recognized in considering the effectiveness of any system of internal control. Errors can result from misunderstanding, mistakes of judgment, carelessness or other personal factors. Segregation of duties can be circumvented by management. Projection on any evaluation of internal control to future periods is subject to the risk that current procedures may become inadequate because of changing conditions and the degree of compliance with procedure could deteriorate.

My study and evaluation of the respondent's systems for internal control including the accounting system, and procedures for safeguarding assets for the period since December 31, 2001 was made for the purpose set forth in the first paragraph above and, would not necessarily disclose all inadequacies in the system. However, such study and evaluation disclosed no conditions that I believe to be material inadequacies and accordingly a letter of material inadequacies will not be issued.

Yoon Han Kim, CPA
Los Angeles, California
March 8, 2002